EXHIBIT 3.2.5
DELTA APPAREL, INC.
RESOLUTIONS OF THE BOARD OF DIRECTORS
RESPECTING AMENDMENT OF BYLAWS
     The Board of Directors (the “Board”) of Delta Apparel, Inc., a Georgia corporation (the “Company”), does hereby adopt the following resolutions of the Board:
     WHEREAS, the Board believes that it is in the best interest of the Company and its shareholders to amend the Company’s bylaws (the “Bylaws”) to provide for the election of directors to the Board by a majority vote of shareholders rather than a plurality vote;
     NOW THEREFORE, the Board hereby adopts the following resolutions:
     RESOLVED, that Section 2.5 of the Bylaws is hereby amended to read as follows:
     “2.5 Voting of Shares. Except as otherwise provided by the Articles of Incorporation, each outstanding share having voting rights shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders of the Corporation. If a quorum is present, the shareholders shall elect the directors of the Corporation by the affirmative vote of the holders of a majority of the voting power of the shares of capital stock of the Corporation present in person or represented by proxy at the meeting and entitled to vote for the election of Directors, unless the number of nominees exceeds the number of Directors to be elected, in which case the Directors shall be elected by a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote for the election of Directors. As to all other matters, action on a matter is approved if the votes cast in favor of the action exceed the votes cast against the action, unless and to the extent the Code, these Bylaws or the Articles of Incorporation requires a greater number of affirmative votes. There shall be no cumulative voting for Directors.”
     RESOLVED, that the Company shall cause to be performed all such acts as shall be necessary or advisable in order to accomplish the purposes of these resolutions.
     RESOLVED, that the officers of the Company, be, and they hereby are, each authorized, empowered and directed, on behalf of and in the name of the Company, to do and perform all such acts and things, and to execute, deliver and/or file all such instruments, agreements and other documents (including without limitation any notices of the amendment of the Bylaws provided herein required to be filed by applicable law or rules with any governmental or regulatory agency and any stock market, stock exchange or other self regulatory organization on which the Company’s securities are listed or proposed to be listed) as they or such officer may deem necessary or desirable to carry into effect the purposes and intent of the foregoing resolutions, and to perform all acts necessary or advisable in order to perform the Company’s obligations under, and to consummate the transactions contemplated by, any such executed document; and the execution and/or filing of each such instrument, agreement and document shall constitute conclusive evidence of the Board’s approval thereof.
     RESOLVED, that each act consistent with the purposes of these resolutions performed prior to the execution of these resolutions by any officer of the Company is hereby ratified.
     RESOLVED, that the Secretary or any Assistant Secretary of the Company is authorized to make such corrective or minor modifications or additions to the foregoing resolutions as shall be deemed necessary or appropriate, so long as the resolutions, as so modified or supplemented, effect the intent and purposes of these resolutions.
     RESOLVED, that these resolutions supersede any prior resolutions of this Board, if any, that are inconsistent with these resolutions.
     Adopted this 17th day of August, 2006.